THERMON REPORTS THIRD QUARTER RESULTS

Thermon Announces Record Earnings in Third Quarter Fiscal 2014

SAN MARCOS, Texas, February 6, 2014 -- Thermon Group Holdings, Inc. (NYSE:THR) ("Thermon" or the "Company") today announced consolidated financial results for its fiscal third quarter ended December 31, 2013 ("Q3 2014").

Financial summary for the quarter relative to Q3 2013:

•	Revenue of $71.5 million, a decrease of 7%

•	MRO/UE revenue growth of 22%

•	Gross margin percentage of 50.5%, an increase of 500 basis points

•	GAAP fully diluted EPS of $0.39, an increase of 63%

"Our strong Q3 2014 gross margin performance was primarily attributable to the strength of MRO/UE (maintenance, repair, operations/upgrade and expansion) revenue during the period. MRO/UE represented 76% of total revenue in Q3 2014 and revenue growth of 22% over MRO/UE revenue in Q3 2013. In addition to strong gross profit performance, we also set records for earnings and free cash flow per share in Q3 2014," said Rodney Bingham, President and Chief Executive Officer.

Q3 2014 revenue of $71.5 million reflected a decrease of 7% compared to revenue of $76.8 million in Q3 2013, which was largely attributable to a decline in Greenfield activity in Asia and Canada. Greenfield projects represented approximately 24% of Q3 2014 revenue and MRO/UE represented approximately 76% of Q3 2014 revenue. Foreign currency negatively impacted revenue by $1.2 million in Q3 2014, an impact of approximately 2%, mostly due to weakness in the Canadian dollar.

Gross profit increased by 3.2% to $36.1 million, and as a percentage of revenue was 50.5% in Q3 2014 compared to 45.5% in Q3 2013. Q3 2014 net income of $12.6 million reflected an increase of $4.9 million versus net income of $7.7 million in Q3 2013.

Adjusted EBITDA was $21.9 million, an increase of $3.0 million or 16% from $18.9 million in Q3 2013. Backlog at the end of Q3 2014 was $90.5 million compared to $91.8 million at the end of Q2 2014. Free cash flow per share increased from $0.31 per fully diluted share in Q3 2013 to a record level of $0.58 in Q3 2014.

Q3 2014 GAAP fully diluted EPS was a record $0.39, an increase of $0.15 relative to Q3 2013, and Adjusted EPS of $0.37, an increase of $0.13 relative to Adjusted EPS in Q3 2013. The adjustment to GAAP net income in Q3 2014 is a decrease to tax expense related to the release of an accrual for a previously estimated tax benefit that was determined not to be payable to the former owners of the Company. See the tables titled "Reconciliation of Net Income to Adjusted Net Income and Adjusted EPS" for additional details.

On a year to date basis, the Company generated revenue of $209.8 million versus $212.4 million in FY 2013. The decline in revenue in the year-over-year period was largely attributable to a decline in Greenfield activity in Asia. Foreign currency negatively impacted revenue by $2.7 million, relative to the first nine months of FY 2013, primarily attributed to the weakness in the Canadian dollar.

GAAP net income year to date was $16.2 million, or $0.51 per fully diluted share, versus $21.3 million and $0.67 per fully diluted share in FY 2013. Adjusting for the redemption and refinancing of our senior secured notes and certain tax benefits, our Adjusted net income in the first nine months of FY 2014 was $29.0 million, or $0.90 per fully diluted share, versus $23.2 million and $0.73 per fully diluted share in FY 2013.

Conference Call and Webcast Information

Thermon's senior management team, including Rodney Bingham, President and Chief Executive Officer, and Jay Peterson, Chief Financial Officer, will discuss third quarter fiscal 2014 results during a conference call today at 10:00 a.m. (Central Standard Time), which will be simultaneously webcast on Thermon's Investor Relations website located at http://ir.thermon.com . Investment community professionals interested in participating in the question-and-answer session may access the call by dialing (877) 312-5421 from within the United States/Canada and (253) 237-1121 from outside of the United States/Canada. A replay of the webcast will be available on Thermon's Investor Relations website beginning two hours after the conclusion of the call.

About Thermon

Through its global network, Thermon provides highly engineered thermal solutions, known as heat tracing, for process industries, including energy, chemical processing and power generation. Thermon's products provide an external heat source to pipes, vessels and instruments for the purposes of freeze protection, temperature maintenance, environmental monitoring and surface snow and ice melting. Thermon is headquartered in San Marcos, Texas. For more information, please visit www.thermon.com .

Non-GAAP Financial Measures

Disclosure in this release of "Adjusted EPS," "Adjusted EBITDA," "Adjusted net income," "Free cash flow per share" and "Return on equity" which are "non-GAAP financial measures" as defined under the rules of the Securities and Exchange Commission (the "SEC"), are intended as supplemental measures of our financial performance that are not required by, or presented in accordance with, U.S. generally accepted accounting principles ("GAAP"). "Adjusted net income" and "Adjusted fully diluted earnings per share (or EPS)" represents net income before certain expenses related to the release of a liability for uncertain tax positions, the release of an accrual for obligations due to settle the CHS Transactions that we did not owe to our former owners and expenses related to certain extraordinary transactions, such as our, debt redemptions, secondary public offering and refinancing of our revolving line of credit, per fully-diluted common share. "Adjusted EBITDA" represents net income before interest expense (net of interest income), income tax expense, depreciation and amortization expense and other non-cash charges such as stock-based compensation expense, and expenses incurred with transactions not associated with our ongoing operations, such as the loss on retirement of debt and our fiscal 2013 shelf registration and secondary public offering. "Return on equity for the three month period ended December 31, 2013" represents Adjusted EBITDA for the three month period ended December 31, 2013 that is multiplied times four to represent a full year's results, divided by the average of total shareholders' equity at December 31, 2013 and September 30, 2013. "Return on equity for the nine month period ended December 31, 2013" represents Adjusted EBITDA for the nine month period ended December 31, 2013 that is multiplied by four-thirds to represent a full year's results, divided by the average of total shareholders' equity at December 31, 2013 and March 31, 2013. We believe that the average shareholders' equity properly accounts for net income that occurred during the three and nine months ended December 31, 2013. "Free cash flow per share" represents cash provided by operations less cash used for the purchase of property plant and equipment. The resultant cash provided or used is then divided by the fully diluted common shares outstanding. Foreign currency impact on revenue is calculated by comparing actual current period revenues in U.S Dollars to the theoretical U.S. Dollar revenues we would have achieved based on the weighted-average foreign exchange in effect in the comparative prior periods for all applicable foreign currencies.

We believe these non-GAAP financial measures are meaningful to our investors to enhance their understanding of our financial performance and are frequently used by securities analysts, investors and other interested parties to compare our performance with the performance of other companies that report Adjusted EPS, Adjusted EBITDA, Adjusted net income, Free cash flow per share or Return on equity. Adjusted EPS, Adjusted EBITDA, Adjusted net income, Free cash flow per share and Return on equity should be considered in addition to, not as substitutes for, income from operations, net income, net income per share, net cash provided by operating activities and other measures of financial performance reported in accordance with GAAP. Our calculation of Adjusted EPS, Adjusted EBITDA, Adjusted net income, Free cash flow per share and Return on equity may not be comparable to similarly titled measures reported by other companies. For a description of how Adjusted EPS, Adjusted EBITDA, Adjusted net income, Return on equity and Free cash flow per share are calculated and reconciliations to the corresponding GAAP measures, see the sections of this release titled "Reconciliation of Net Income to Adjusted EBITDA and Return on Equity," and "Reconciliation of Net Income to Adjusted Net Income and Adjusted EPS" and "Reconciliation of Cash Provided by Operating Activities to Free Cash Flow per Share."

Forward-Looking Statements

This release may include forward-looking statements within the meaning of the U.S. federal securities laws in addition to historical information. These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. When used, the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "will," "future" and similar terms and phrases are intended to identify forward-looking statements in this release. Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, (i) general economic conditions and cyclicality in the markets we serve; (ii) future growth of energy and chemical processing capital investments; (iii) changes in relevant currency exchange rates; (iv) our ability to comply with the complex and dynamic system of laws and regulations applicable to international operations; (v) a material disruption at any of our manufacturing facilities; (vi) our dependence on subcontractors and suppliers; (vii) our ability to obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; (viii) competition from various other sources providing similar heat tracing products and services, or other alternative technologies, to customers; (ix) our ability to attract and retain qualified management and employees, particularly in our overseas markets; (x) our ability to continue to generate sufficient cash flow to satisfy our liquidity needs; (xi) the extent to which federal, state, local and foreign governmental regulation of energy, chemical processing and power generation products and services limits or prohibits the operation of our business; and (xii) other factors discussed in more detail under the caption "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the Securities and Exchange Commission on June 10, 2013. Any one of these factors or a combination of these factors could materially affect our financial condition, results of operations and cash flows and could influence whether any forward-looking statements contained in this release ultimately prove to be accurate.

Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required to do so under applicable securities laws.

Thermon Group Holdings, Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(in Thousands)

	December 31, 2013	March 31, 2013
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$67,340	$43,847
Accounts receivable, net of allowance for doubtful accounts of $1,151 and $1,141 as December 31, 2013 and March 31, 2013, respectively	48,616	56,123
Inventories, net	40,093	34,391
Costs and estimated earnings in excess of billings on uncompleted contracts	4,040	3,515
Income taxes receivable	3,281	5,287
Prepaid expenses and other current assets	5,204	6,203
Deferred income taxes	3,811	2,211
Total current assets	172,385	151,577
Property, plant and equipment, net	31,465	31,211
Goodwill	115,836	116,303
Intangible assets, net	123,177	131,916
Debt issuance costs, net	1,646	4,373
Other noncurrent assets	137	143
Total Assets	$444,646	$435,523

Liabilities
Current liabilities:
Accounts payable	$19,263	$20,370
Accrued liabilities	11,120	18,715
Obligations due to settle the CHS Transactions	567	3,239
Current portion of long-term debt	13,500	—
Billing excess of costs and estimated earnings on uncompleted contracts	1,582	1,629
Income taxes payable	1,014	1,706
Total current liabilities	47,046	45,659

Long-term debt, net of current maturities	111,375	118,145
Deferred income taxes	39,865	42,599
Other noncurrent liabilities	2,188	3,073
Total liabilities	200,474	209,476

Shareholders' equity:
Common Stock	32	31
Additional paid in capital	207,354	203,027
Accumulated other comprehensive loss	(3,495)	(1,075)
Retained earnings	40,281	24,064
Total shareholders' equity	244,172	226,047

Total liabilities and shareholders' equity	$444,646	$435,523

Thermon Group Holdings, Inc. and Subsidiaries

Condensed Consolidated Statement of Operations

(Unaudited, in Thousands except earnings per share amounts)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended

	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Sales	$71,465	$76,830	$209,848	$212,369
Cost of sales	35,409	41,879	107,423	111,440
Gross profit	36,056	34,951	102,425	100,929
Operating expenses:
Marketing, general and administrative and engineering	14,853	16,410	48,238	46,525
Stock compensation expense	663	475	1,572	869
Amortization of other intangible assets	2,782	2,813	8,349	8,405
Income from operations	17,758	15,253	44,266	45,130
Interest income and expense	(1,180)	(2,860)	(4,087)	(8,959)
Acceleration of unamortized debt cost	—	—	(4,010)	(2,318)
Debt cost amortization	(123)	(220)	(455)	(806)
Loss on retirement of senior notes	—	—	(15,485)	—
Interest expense, net	(1,303)	(3,080)	(24,037)	(12,083)
Other expense	(118)	(274)	(350)	(137)
Income before provision for taxes	16,337	11,899	19,879	32,910
Income tax expense	3,754	4,161	3,662	11,585
Net income	$12,583	$7,738	$16,217	$21,325

Net income per common share:
Basic income per share	$0.40	$0.25	$0.51	$0.70
Diluted income per share	0.39	0.24	0.51	0.67
Weighted-average shares used in computing net income per common share:
Basic common shares	31,690	30,947	31,507	30,673
Fully-diluted common shares	32,225	31,871	32,087	31,726

Thermon Group Holdings, Inc. and Subsidiaries

Reconciliation of Net Income to Adjusted EBITDA and Return on Equity

(Unaudited, in Thousands except return on equity percentages)

Adjusted EBITDA and Return on Equity	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013		Nine Months Ended December 31, 2012
Net income	$12,583	$7,738	$16,217		$21,325
Interest expense, net	1,303	3,080	24,037		12,083
Income tax expense	3,754	4,161	3,662		11,585
Depreciation and amortization expense	3,557	3,450	10,633		10,306
EBITDA-non-GAAP basis	$21,197	$18,429	$54,549		$55,299

Stock compensation expense	663	475	1,572		869
Expenses related to fiscal 2013 shelf registration and secondary public offering	—	—	—		536
Refinance revolving line of credit expense	—	—	—	—	94
Adjusted EBITDA-non-GAAP basis	$21,860	$18,904	$56,121		$56,798

Adjusted EBITDA - Annualized for a full fiscal year	$87,440	$75,616	74,828		$75,731

Average total shareholders' equity for the three and nine month period ended December 31	$238,144	$217,331	$235,110		$207,440

Return on Equity - non-GAAP basis	37%	35%	32%		37%

Thermon Group Holdings, Inc. and Subsidiaries

Reconciliation of Net Income to Adjusted Net Income and Adjusted EPS

(Unaudited, in Thousands except earnings per share amounts)
Adjusted Net Income and Adjusted EPS	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012	Adjustment to:

GAAP Net income	$12,583	$7,738	$16,217	$21,325

Expenses related to fiscal 2013 shelf registration and secondary public offering	—	—	—	536	Operating expenses
Refinance revolving line of credit	—	—	—	94	Operating expenses
Premium paid on redemption of senior secured notes	—	—	15,485	—	Loss on retirement of debt
Acceleration of unamortized debt costs	—	—	4,010	2,318	Loss on retirement of debt
Release of an accrual for obligations due to settle the CHS transactions	(575)	—	(575)	—	Income tax expense/(benefit)
Release of liability for uncertain tax positions	—	—	(1,047)	—	Income tax expense/(benefit)
Tax effect of financial adjustments	—	—	(5,088)	(1,042)	Income tax expense/(benefit)
Adjusted Net Income -non-GAAP basis	$12,008	$7,738	$29,002	$23,231

Fully-diluted common shares	32,225	31,871	32,087	31,726

Adjusted fully-diluted earnings per common share -non-GAAP basis	$0.37	$0.24	$0.90	$0.73

Thermon Group Holdings, Inc. and Subsidiaries

Reconciliation of Cash Provided by Operating Activities to Free Cash Flow per Share

(Unaudited, in Thousands except free cash flow per share amounts)
Free cash flow per share	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012

Cash provided by operating activities	$19,512	$12,319	$36,564	$26,144

Less: Cash used for the purchase of property, plant and equipment	(973)	(2,365)	(2,438)	(5,245)
Free cash flow provided	$18,539	$9,954	$34,126	$20,899

Fully-diluted common shares	32,225	31,871	32,087	31,726

Free cash flow provided per fully-diluted common share	$0.58	$0.31	$1.06	$0.66